Writer’s Direct Dial: (202) 974-1572
E-Mail: mmazzuchi@cgsh.com

May 16, 2006

BY EDGAR AND HAND DELIVERY

Ms. Rolaine S. Bancroft

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MS Structured Asset Corp. Post-Effective Amendment No. 5 to Registration Statement on Form S-3 Filed April 13, 2006 File No. 333-101155

Dear Ms. Bancroft:

Set forth below are the responses of MS Structured Asset Corp. (“MSSAC”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) on the Post Effective Amendment No. 5 to its registration statement on Form S-3 (the “Registration Statement”) that MSSAC filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2006. These comments were contained in the Staff’s comment letter to MSSAC dated May 10, 2006 (the “Comment Letter”). The text of the numbered comments in the Comment Letter is set forth in this letter in italics, and MSSAC’s response to each comment immediately follows the italicized numbered comment. Page number references and capitalized terms used but not defined in this letter have the meanings specified in Post-Effective Amendment No. 6 to the Registration Statement enclosed with this letter.

Ms. Rolaine S. Bancroft

May 16, 2006

Post-Effective Amendment No. 6 to the Registration Statement is also being transmitted for electronic filing with the Commission pursuant to Rule 101(a) of Regulation S-T under the Securities Act of 1933, as amended.

Registration Statement on Form S-3

General

1.

While we note your response to prior comment one of our letter dated April 7, 2006, please clearly confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

MSSAC confirms that the depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months, except as otherwise permitted under General Instruction I.A.4. of Form S-3, with respect to asset-backed securities involving the same asset class as SATURNs (corporate debt and the related securities described in the Base Prospectus under “Description of Trust Property – Underlying Securities”).

2.	While we note your response to prior comment 3, please clearly confirm that you will file unqualified legal and tax opinions at the time of each takedown.

MSSAC confirms that it will file unqualified legal and tax opinions at the time of each takedown. MSSAC notes that such filing will occur as described in MSSAC’s response to prior comment 3: MSSAC has filed a short form tax opinion that expressly adopts the tax disclosure in the Base Prospectus and Prospectus Supplement as an opinion of counsel and, in accordance with prior comments from the Staff, MSSAC files an unqualified legal opinion at or as soon as practicable after the closing of any sale of securities under the registration statement.

3.

We note your response to prior comment 12. Please further describe what is meant by “[a]ny put option in favor of the trust would be subject to mandatory exercise by the trust.” Specifically, please explain whether, and under what circumstances, the Standard Terms for the Trust Agreement or other controlling document dictates the exercise of the put option.

What is meant by “mandatory exercise” is that the circumstances under which a trust would exercise a put option would be completely

Ms. Rolaine S. Bancroft

May 16, 2006

objective and the trust agreement would both specify in which such circumstances the Trustee would exercise a put option and prohibit the Trustee from exercising the put option in all other circumstances. For example, if a SATURNs trust held 15-year maturity bonds but issued 10-year maturity Units, the trust agreement could provide that a put option designed to ensure that the trust has sufficient funds to redeem the Units would be subject to mandatory exercise if the sale price of the 15-year bonds at the maturity of the Units was not sufficient to redeem the Units. Terms requiring exercise of a put option would be set forth in a specific Trust Agreement for a specific series of SATURNs.

4.

Please explain whether the put options are permanently integrated with, or are freely separable from, an issuing entity’s eligible assets. If they are freely separable, please explain whether the separated put options meet the definition of “eligible asset” as defined in Rule 3a-7(b)(1) under the Investment Company Act of 1940.

MSSAC confirms that the put options would be permanently integrated with an issuing entity’s eligible assets and could not be separated or transferred.

5.

We note your response to prior comment 13. Please confirm that the call rights and warrants allowing specified persons to purchase trust property would be limited to trusts that contain only one single type of underlying security issued by a single issuer.

MSSAC confirms that the call rights and warrants allowing specified persons to purchase trust property would be limited to trusts that contain only one single type of underlying security issued by a single issuer.

6.

Please confirm and disclose in both the base prospectus and the prospectus supplement that the call rights and warrants will not be “redeemable securities” as that term is defined in Section 2(a)(32) of the Investment Company Act of 1940, as amended, and under all applicable rules, regulations and interpretations under the act.

MSSAC confirms that the call rights and warrants will not be “redeemable securities” as that term is defined in Section 2(a)(32) of the Investment Company Act of 1940, as amended, and under all applicable rules, regulations and interpretations under such act. In response to the Staff’s comment, MSSAC has revised the disclosure on pages 59 and 60 of the Base Prospectus and page S-37 of the Prospectus Supplement.

Ms. Rolaine S. Bancroft

May 16, 2006

Prospectus Supplement

Cover Page

7.	While we note your response to prior comment 17, please refer to the “trust” as the “issuing entity.” Refer to our prior comment 17 and the requested language in Item 1102(d) of Regulation AB.

In response to the Staff’s comment, MSSAC has revised the disclosure on the cover page of the Prospectus Supplement and the cover page of the Base Prospectus.

Summary, page S-1

General

8.

We note your response to prior comment 24, however, we also note your disclosure on page 46 of the base prospectus that indicates that the “repo counterparty will have the right to replace the underlying securities” under certain circumstances. Please provide bracketed language in your summary to indicate that you will provide the disclosure as outlined in Item 1103(a)(6) of Regulation AB.

In response to the Staff’s comment, MSSAC has revised the disclosure on page S-6 of the Prospectus Supplement and page 46 of the Base Prospectus.

9.

We note your response to prior comment 25, however, we continue to believe that providing a graphical illustration identifying the parties to the transaction and illustrating the relationships among the parties, the transfer of assets and the flow of funds might clarify the transaction. Please consider adding such a diagram.

A form of diagram has been added to the Prospectus Supplement on page S-7 that may be appropriate for certain types of SATURNs issuances.

Risk Factors, page S-8

10.	Please provide disclosure as to when a call right or warrant is likely to be exercised by its holder (e.g., in a decreasing interest rate environment).

In response to the Staff’s comment, MSSAC has revised the disclosure on pages S-8 and S-9 of the Prospectus Supplement.

Credit Support, S-10

Ms. Rolaine S. Bancroft

May 16, 2006

11.

While we note your response to prior comment 29, please expand your disclosure to provide a brief summary of how losses not covered by credit enhancement or support will be allocated to each class of Units. For instance, well the Units share losses equally and on what basis? Refer to Item 1103(a)(3)(ix) of Regulation AB.

In response to the Staff’s comment, MSSAC has revised the disclosure on page S-6 of the Prospectus Supplement.

Description of Trust Property, page S-17

12.	Please include bracketed language, including the third party’s name and Commission file number, if applicable. Refer to Item 1100(c)(2) of Regulation AB.

In response to the Staff’s comment, MSSAC has revised the disclosure on page S-17 of the Prospectus Supplement.

Swap Agreements, page S-30

13.	While we note your response to prior comments 28 and 34, please revise your disclosure to indicate that you will determine the significance percentage as outlined in Item 1115.

In response to the Staff’s comment, MSSAC has revised the disclosure on page S-32 of the Prospectus Supplement.

Base Prospectus

Cover Page

14.

In the second paragraph, please delete “or other derivative agreements or other assets” and “other types of rights or assets designed to support or ensure the servicing and distribution of amounts due under the Units.” All types of credit support should be described in the base prospectus.

In response to the Staff’s comment, MSSAC has revised the disclosure on the cover page of the Base Prospectus.

Retained Interest, page 17

15.

We note your response to prior comment 41. The basis of your conclusion that the “call rights” do not constitute securities is unclear from your response. Please expand to provide your analysis. If you conclude that the rights are securities, discuss how their sale will be registered or exempt.

Ms. Rolaine S. Bancroft

May 16, 2006

MSSAC’s prior response was intended only to clarify that retained interests would not be part of the registered distribution of securities by the Trust. To the extent that any retained interest would be a security for statutory purposes, its sale will be exempt because it will be privately placed to and held by only one purchaser, MSSAC, which is a qualified institutional buyer under Rule 144A.

16.

We note that the disclosure in your registration statement regarding the retention of rights in the underlying securities remains extremely broad. Please be aware that features where rights or control in the underlying assets are maintained by a depositor (other than those which you characterize as the ‘most common examples’ in your response) may impact the ability of the instruments to fall within the definition of “asset-backed securities.” Clarify the disclosure in the registration statement and supplementally tell us whether depositors may retain any rights in the payments on the underlying securities after closing. To the extent that any other kind of right other than the examples in your previous response are retained by a depositor or other party in the underlying assets of the pool, you may wish to discuss the propriety of such features with the staff prior to any takedown.

MSSAC expects that all retained interests will take the form of a right to receive a specified amount or portion of principal or interest on the underlying securities or a call right similar to that described in the Base Prospectus under “Description of the Units – Call rights and warrants”. To the extent that any other kind of right other than those described in the foregoing examples are retained by a depositor in the underlying assets of the pool, MSSAC would expect to discuss the propriety of such features with the staff prior to any takedown.

In response to the Staff’s comment, MSSAC has revised the disclosure on page 17 of the Base Prospectus.

Description of Trust Property, page 30

Underlying securities, page 31

17.

While we note your revisions made in response to prior comment 45, please provide bracketed form of disclosure in the prospectus supplement to indicate you will provide the information as outlined in Item 1100(e) of Regulation AB.

In response to the Staff’s comment, MSSAC has revised the disclosure on page S-19 of the Prospectus Supplement.

18.	We note your response to our prior comment 47. Please clarify for us how you believe you will fit within the scenario contemplated in Rule 190(a)(3)(ii). In

Ms. Rolaine S. Bancroft

May 16, 2006

your response, please tell us what you mean by the prior issuance of the underlying securities will be “unrelated” to the sale of Units and why you do not believe you will need to comply with Rule 190(b) under the Securities Act.

By “unrelated” MSSAC only means that in all SATURNs transactions MSSAC will meet all the requirements of Rule 190(a)(1) through (3) in relation to the underlying securities. Thus, there may be underlying securities repackaged in SATURNs with respect to which an affiliate of MSSAC was previously an underwriter, at the time of the initial distribution of such underlying securities. However, in any SATURNs transaction that involves underlying securities with respect to which MSSAC or any underwriter of such SATURNs securities was an underwriter or an affiliate of an underwriter in a registered offering of the underlying securities, the underlying securities will have been purchased at arm’s length in the secondary market at least three months after the last sale of any unsold allotment or subscription by the affiliated underwriter that participated in the registered offering of the underlying securities; as provided by Rule 190(a)(3)(ii).

Repurchase Agreements, page 46

19.	Please revise to include the “certain other events” that you say will be specified in the prospectus supplement.

In response to the Staff’s comment, MSSAC has revised the disclosure on page S-6 of the Prospectus Supplement and page 46 of the Base Prospectus.

Part II

Undertakings

20.	We note your response to prior comment, however, it does not appear that your undertakings reflect the updated language of Item 512(a)(l)(iii)(B) and (C) of Regulation S-K.

In response to the Staff’s comment, MSSAC has revised the disclosure in Item 17 of Part II of the Registration Statement.

*       **

In addition to the changes noted above, MSSAC has made a few revisions to the Registration Statement previously reviewed by the Staff.

Ms. Rolaine S. Bancroft

May 16, 2006

We are enclosing three courtesy copies of Post-Effective Amendment No. 6 to the Registration Statement, each of which have been marked to show changes to the Registration Statement filed with the Staff on April 13, 2006.

On behalf of MSSAC and its advisors, we once again thank you and the Staff for your assistance to date and look forward to your continued assistance. If the Staff has any questions or additional comments on the Registration Statement, please do not hesitate to contact the undersigned at 202-974-1572, fax number 202-974-1999.

Very truly yours,
/s/ Michael A. Mazzuchi
Michael A. Mazzuchi

Enclosures

cc:	Ms. Susan Block
Securities and Exchange Commission

Mr. John Kehoe
Ms. Melissa Dawson
Morgan Stanley